Filed by LSB Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange
Act of 1934

Subject Company: LSB Financial Corp.
Commission File No.: 0-25070

Set forth below is a letter mailed to certain customers of Lafayette Savings Bank, FSB (“Lafayette Bank”) in connection with the proposed merger transaction between Old National Bancorp and LSB Financial Corp., Lafayette Bank’s parent company.

June 13, 2014

Dear Valued Customer,

We are pleased to inform you about a significant change that will be happening in the coming months. LSB Financial Corp., and its wholly-owned subsidiary Lafayette Savings Bank, FSB, is joining forces with Old National Bancorp and Old National Bank1.  Like Lafayette Savings Bank, Old National has an outstanding legacy of community engagement and an unwavering commitment to personalized client service. Our new partnership can only lead to one thing:   banking made better!

Some things you might like to know about Old National:
Founded in Evansville, Indiana in 1834, with $9.5 billion in assets, Old National is the largest financial services holding company headquartered in Indiana. Old National Bank is a proven, FDIC-insured community bank that is fully committed to Lafayette Savings Bank customers and the Greater Lafayette community.

You will soon enjoy additional convenience through a network of nearly 170 banking centers and more than 185 ATMs throughout Indiana, Western Kentucky and Louisville, Southern Illinois and Southern Michigan. In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National offers insurance, wealth management and investment services. For more information, please visit the Old National Bank website at oldnational.com.

We will be there for you in the days -and years- to come.
We'll be in touch and will notify you well ahead of time about any changes that may affect you. At this time, you will not experience any changes in your banking relationship with Lafayette Savings Bank.  Please continue banking with us as you normally do — using existing accounts, checks, debit cards, online services, ATMs and banking offices.

On behalf of both Lafayette Savings Bank and Old National, we thank you for your business and look forward to sharing more about the many good things the future holds. Working together, we pledge to maintain the same dedication to quality, convenience and security that you've come to expect.

We know you may have questions, and we encourage you to speak with any employee at Lafayette Savings Bank or call us at 765-742-1064.

Sincerely,

Randolph R. Williams	Bob Jones
President/CEO	President/CEO
Lafayette Savings Bank	Old National Bancorp

1 The merger of LSB Financial Corp. and Old National Bancorp is subject to approval by applicable regulatory authorities, LSB Financial Corp. shareholders and the satisfaction of customary closing conditions.

Additional Information for Lafayette Savings Bank Customers Owning Shares of LSB Financial Corp.

Communications in this letter do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

ONB and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger.  Information about the directors and executive officers of ONB is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014.  Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and LSB Financial Corp. (“LSB”).  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and LSB to execute their respective business plans (including ONB’s pending acquisitions of LSB and United Bancorp, Inc.);  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this letter and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this letter, and neither ONB nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.